Exhibit (l)

FORM OF INITIAL CAPITAL AGREEMENT

THIS INITIAL CAPITAL AGREEMENT is entered into as of June 18, 2014 by and between USCF ADVISERS LLC with its principal office at 1999 Harrison Street, Suite 1530, Oakland, CA 94612 (“Purchaser”) and USCF ETF TRUST, a Delaware statutory trust, with its principal office at 1999 Harrison Street, Suite 1530, Oakland, CA 94612 (the “Trust”).

In consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. The Trust hereby issues and sells to the Purchaser, and the Purchaser hereby purchases, 4,000 shares (the “shares”) of the Stock Split Index Fund (the “Fund”), a series of the Trust, for a total aggregate cash price of $100,000 the receipt and sufficiency of which is hereby acknowledged by the Trust.

2. The Purchaser hereby represents that it is purchasing the shares for investment only and not with a view to reselling or otherwise redistributing the shares. Specifically, the shares are being purchased pursuant to Section 14 of the Investment Company Act of 1940, as amended, to serve as the seed capital for the Fund prior to commencement of the public offering of the Fund’s shares.

3. The Trust represents that the shares are fully paid and non-assessable.

IN WITNESS WHEREOF, the Trust, on behalf of the Fund, and the Purchaser have executed this Agreement as of June 18, 2014, to be effective of the same day.

USCF ADVISERS LLC

By:	/s/ Howard Mah

Name:	Howard Mah
Title:	Chief Financial Officer

USCF ETF TRUST

By:	/s/ Howard Mah

Name:	Howard Mah
Title:	Director and Principal Accounting Officer